Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	March 6, 2017
For Immediate Release	NR#17-02

Juanicipio Project Update

Vancouver, B.C. MAG Silver Corp. (TSX/NYSE MKT: MAG) (“MAG” or the “Company”) has previously reported on exploration results and a new deep discovery beneath the Valdecañas Bonanza Grade Vein System on the Minera Juanicipio joint venture property (Fresnillo plc 56%; MAG 44% - see Press Releases of February 14th 2017, August 15, 2016, and April 23rd 2015).

The results from these three drilling campaigns have: confirmed that continuous mineralization extends below the Valdecañas Bonanza Grade mineralization; revealed a substantial widening of this deeper mineralization into a well-defined dilatant zone; and, resulted in the discovery of the new “Anticipada Vein”, within the vein system. A new resource estimate incorporating the drilling results from these programs is in progress and is expected to be completed in the second quarter of 2017.

Given the potential size of these additional mineralized zones, the Joint Venture partners, led by JV Operator Fresnillo plc, have been considering project design enhancements to maximize the value of both the Bonanza Zone and the new deeper zone. Considerations include increasing the processing plant nameplate capacity from 2,650 tonnes per day to 4,000 tonnes per day and sinking an internal shaft (or winze) to access the deeper zone sooner. The changes in design scope could result in an incremental increase in the project capital cost and slide the anticipated project start-up from the second half of 2018 to the first half of 2019. Fresnillo plc, has indicated that permitting based on the upgraded design has already commenced, and that they expect their Board to give formal project approval in the next 3 to 4 months.

The new resource estimate and these design upgrades will be incorporated into a revised mine plan and a new MAG technical report for the project, expected to be completed in the second quarter of 2017 concurrent with the project approval.

Expected to be approved at the next JV Technical Committee meeting, Fresnillo plc has also reported a 20,000-metre exploration drill program for 2017.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (TSX/NYSE MKT: MAG) is focused on advancing and exploring high-grade district scale silver projects located within the Fresnillo Silver Trend in Mexico. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are developing the underground decline towards the high grade Valdecañas and Juanicipio silver veins in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo plc (56%). In addition, ongoing exploration continues within the Juanicipio joint venture, while the Company concurrently works on regaining surface access to our 100% owned Cinco de Mayo property in Chihuahua state.

On behalf of the Board of
MAG SILVER CORP.

For further information on behalf of MAG Silver Corp. Contact Michael Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

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Neither the Toronto Stock Exchange nor the NYSE MKT have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.
This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address the anticipated dates by which the ramp is expected to reach the plane of the Valdecañas en echelon vein system; the anticipated impact of the exploration drilling results, exploration drilling, exploitation activities and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html

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